

GAAP Financials

MaestroConference
For the period ended December 31, 2017

Prepared on
April 20, 2018

Table of Contents

Profit and Loss

January - December 2017

	Total	
	Jan - Dec 2017	**Jan - Dec 2016 (PY)**
INCOME		
4010 Regular Platform		
4010-1 Infusionsoft Subscription	670,917.35	668,107.75
4100 Maestro Conference/Platform		
Reimbursed Expense		28.50
Total 4100 Maestro Conference/Platform		**28.50**
Total 4010-1 Infusionsoft Subscription	**670,917.35**	**668,136.25**
4010-2 OnePay	64,785.65	102,592.44
4010-3 Non-Infusionsoft Subscriptions		-330.00
One Pymt		2,684.00
Total 4010-3 Non-Infusionsoft Subscriptions		**2,354.00**
4010-4 Hybrid		
Hybrid/Maestro Mastermind		
Affiliate	7,234.36	
Total Hybrid/Maestro Mastermind	**7,234.36**	
Total 4010-4 Hybrid	**7,234.36**	
4012 Event Contracts/VoiceVoice		14,865.92
4200 Platform Services	34,775.76	48,675.70
Service	20,899.76	49,222.68
Total 4012 Event Contracts/VoiceVoice	**55,675.52**	**112,764.30**
4013 Toll Free, LD & Miscellaneous		
4100-3 PerMinute	5,880.49	9,983.33
Total 4013 Toll Free, LD & Miscellaneous	**5,880.49**	**9,983.33**
Total 4010 Regular Platform	**804,493.37**	**895,830.32**
4020 Special- Cyclical Political Campaign	16,844.00	72,000.00
4100-2 Large Events	9,365.76	14,200.00
Services & Consulting		
4300 Service Sales		46.00
Total Services & Consulting		**46.00**
Total 4020 Special- Cyclical Political Campaign	**26,209.76**	**86,246.00**
4030 Other Op. Revenue	250.00	
4031 Affiliate & Launch-related Content Revenue		
4600 Affiliate Revenue (Non-Content)	139.40	
Total 4031 Affiliate & Launch-related Content Revenue	**139.40**	
Total 4030 Other Op. Revenue	**389.40**	
4800 Returns & Allowances		
4810 Cash Refunds	-1,019.00	28.00
Total 4800 Returns & Allowances	**-1,019.00**	**28.00**

	Total	
	Jan - Dec 2017	Jan - Dec 2016 (PY)
Affiliate Revenue (Non-Content)		1,243.40
Discounts given		-1,000.00
Total Income	**830,073.53**	**982,347.72**
GROSS PROFIT	**830,073.53**	**982,347.72**
EXPENSES		
5000 Selling		
5052 Commissions - Affiliates		2,913.75
5200 Sales Reps		816.95
Director of Sales	45,075.96	69,161.01
Sales Consultant (1)		15,794.03
Total 5200 Sales Reps	**45,075.96**	**85,771.99**
5800 Credit Card Fees	25,968.54	20,981.47
Total 5000 Selling	**71,044.50**	**109,667.21**
6000 Advertising & Marketing		
6100 Marketing		
6110 Marketing Coordinator	3,354.00	
6120 Marketing Director	84,000.00	81,846.15
6132 Marketing Service	46,835.57	22,647.75
Marketing Service - Blarney Ventures		11,500.00
Marketing Software	2,550.32	973.00
Total 6132 Marketing Service	**49,385.89**	**35,120.75**
6350 Marketing Consultants	25,817.00	21,896.97
6600 Market Research	1,334.64	95.78
Total 6100 Marketing	**163,891.53**	**138,959.65**
6500 Graphic Design	282.15	307.37
6700 Advertising	168.56	
Total 6000 Advertising & Marketing	**164,342.24**	**139,267.02**
7000 Eng, Dev and Operations		
7100 Tech Work		
Design		48.14
Lead Engineer/Developer		19,900.00
Product Manager		7,000.00
Technical Consultant		
Technical - Folio 3	219,681.00	203,698.00
Technical - NexD	94,606.82	102,058.80
Technical - Others	11,208.44	20,556.02
Total Technical Consultant	**325,496.26**	**326,312.82**
Technical Service	25,530.00	217.77
Web Developer		1,918.22
Total 7100 Tech Work	**351,026.26**	**355,396.95**
7200 Telecom& Licensing	21,551.18	29,592.78

	Total	
	Jan - Dec 2017	Jan - Dec 2016 (PY)
7300 Customer Support		
Customer Service	108,304.90	111,057.18
Customer Support Contractor		299.97
Facilitators and Curriculum	12,137.47	36,031.81
Software	5,130.85	3,076.03
CRM	7,128.00	7,128.00
Total Software	**12,258.85**	**10,204.03**
Total 7300 Customer Support	**132,701.22**	**157,592.99**
7800 Monthly Service Subscriptions	1,261.28	1,437.00
Servers, Colo & Related		
Cloud or Server Lease	20,852.80	7,346.25
Colocation	41,052.78	32,179.70
Total Servers, Colo & Related	**61,905.58**	**39,525.95**
Web Hosting	1,038.00	1,416.47
Total 7000 Eng, Dev and Operations	**569,483.52**	**584,962.14**
8000 General & Administrative		0.00
8100 Payroll Expenses		
8101- Admin Wages		
Admin	97,462.50	123,768.46
Total 8101- Admin Wages	**97,462.50**	**123,768.46**
Insurance-Medical	9,736.37	2,333.97
Taxes	24,258.08	9,918.60
Workers Compensation Insurance	1,990.02	2,257.80
Total 8100 Payroll Expenses	**133,446.97**	**138,278.83**
8200 Legal Fees		
General Corporate	3,250.00	4,480.00
Patents and Trademarks	1,710.00	
Total 8200 Legal Fees	**4,960.00**	**4,480.00**
8210 Consulting		1,000.00
8211 Executive Consulting	11,465.00	62.96
8212 General Office Work	7,585.55	6,468.93
Total 8210 Consulting	**19,050.55**	**7,531.89**
8230 Professional Fees (nonemployee)	350.00	300.00
8300 Administrative		
Administrative Help	1,629.22	6,298.10
Executive Assistant	574.59	7,376.20
Total 8300 Administrative	**2,203.81**	**13,674.30**
8310 Accounting		
Bookkeeping	19,625.71	18,478.44
Total 8310 Accounting	**19,625.71**	**18,478.44**
8400 Recruiting		607.34

	Total	
	Jan - Dec 2017	Jan - Dec 2016 (PY)
8600 Office Expenses	1,393.00	5,685.74
Dues & Subscription	2,939.58	4,158.57
Hardware		33.00
Janitorial and Maintenance	1,870.00	1,800.00
Misc. Office		94.45
Office Equipment		274.77
Office Software & Service	3,242.66	557.53
Office Supplies	5,835.07	2,378.18
Total 8600 Office Expenses	**15,280.31**	**14,982.24**
8650 Utilities		
Gas and Electric	3,544.00	3,231.78
Highspeed Internet	1,836.66	2,590.03
Telephone	1,767.08	6,259.87
Telephone system	-1,711.46	742.44
Total 8650 Utilities	**5,436.28**	**12,824.12**
8700 Office Rent	33,970.00	23,735.40
8800 Miscellaneous	456.00	-361.99
8810 Auto		
Fuel	7.27	
Total 8810 Auto	**7.27**	
8830 Licenses and Fees	739.04	112.79
8840 Postage and Delivery		31.35
8895 Team Development and Education		1,500.00
8900 Expense Reimbursement to staff		313.41
8910 Travel		112.30
Airfare	1,543.22	248.32
Hotel		130.00
Parking & Tolls	9.80	81.90
Transportation	197.50	614.45
Travel Meals	606.70	483.52
Total 8910 Travel	**2,357.22**	**1,670.49**
8920 Meals & Entertainment	398.81	243.02
8950 Bank Charges		
Annual Fee	150.00	150.00
Paypal Merchant Fees		11.00
Service Fee	689.14	1,069.36
Total 8950 Bank Charges	**839.14**	**1,230.36**
Crowdfunding Platform	7,872.07	
Total 8000 General & Administrative	**246,993.18**	**239,631.99**
9100 Taxes - Non-payroll related	1,103.52	800.00
Total Expenses	**1,052,966.96**	**1,074,328.36**

	Total	
	Jan - Dec 2017	Jan - Dec 2016 (PY)
NET OPERATING INCOME	-222,893.43	-91,980.64
OTHER INCOME		
9200 Interest Earned	1.02	0.33
Miscellaneous Income		755.68
Total Other Income	**1.02**	**756.01**
OTHER EXPENSES		
9300 Interest Expense	13,714.95	16,761.07
9350 Non-convertible Notes		
6% on Non-convertible Notes	22,604.78	22,517.61
Total 9350 Non-convertible Notes	**22,604.78**	**22,517.61**
Prior Years Adjustment	38,146.74	
Total Other Expenses	**74,466.47**	**39,278.68**
NET OTHER INCOME	-74,465.45	-38,522.67
NET INCOME	$ -297,358.88	$ -130,503.31

Balance Sheet

As of December 31, 2017

	Total	
	As of Dec 31, 2017	**As of Dec 31, 2016 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
3086 Payroll - 3086	2,793.73	3,604.36
Main Account #6241	22,296.36	79,376.02
New Biz Savings # 3633	2,302.95	1,102.44
Old Biz Savings - 6505	2,300.75	1,100.24
Petty Cash	120.00	120.00
Wire 9078	999.70	15,234.91
Total Bank Accounts	**30,813.49**	**100,537.97**
Accounts Receivable		
1500 Accounts Receivable	5,964.00	8,450.00
Total Accounts Receivable	**5,964.00**	**8,450.00**
Total Current Assets	**36,777.49**	**108,987.97**
Other Assets		
1800 Rental Deposit	2,700.00	2,700.00
Total Other Assets	**2,700.00**	**2,700.00**
TOTAL ASSETS	**$39,477.49**	**$111,687.97**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100 Accounts Payable	151,826.35	86,658.70
Total Accounts Payable	**151,826.35**	**86,658.70**
Credit Cards		
2200 Bank Financing		
3561(3207) Capital One	8,056.12	2,673.46
WF Bus Card 4862 (was 7609)	865.45	1,337.36
Total 2200 Bank Financing	**8,921.57**	**4,010.82**
WF Bus Line 1566	0.00	9.68
Total Credit Cards	**8,921.57**	**4,020.50**
Other Current Liabilities		
2300 Accrued Liabilities	0.00	2,700.00
2400 Deferred Revenue	23,418.98	31,134.52
2530 Payroll Liabilities		
CA PIT / SDI	353.74	0.00
Federal Taxes (941/944)	1,901.29	0.00
Total 2530 Payroll Liabilities	**2,255.03**	**0.00**
2700 Accrued investor interest	750.00	0.00

	Total	
	As of Dec 31, 2017	As of Dec 31, 2016 (PY)
2.5% Accrued Quarterly Revenue	10,343.99	0.00
Interest on Full Non-Conv Note@6% Int	0.00	4,264.12
Total 2700 Accrued investor interest	**11,093.99**	**4,264.12**
Loan Payable	0.00	0.00
Brian Burt	0.00	100,000.00
Loan Payable - Ayo Oum Shanti	25,000.00	20,833.32
Loan Payable - David Berge	50,000.00	50,000.00
Loan Payable - Larry Colero	0.00	12,543.65
Loan Payable - Underdog	10,000.00	30,000.00
Total Loan Payable	**85,000.00**	**213,376.97**
Total Other Current Liabilities	**121,768.00**	**251,475.61**
Total Current Liabilities	**282,515.92**	**342,154.81**
Long-Term Liabilities		
2800 Convertible Note Payable	0.00	0.00
Full Non-Convertible Note @ 6% Int	377,631.61	381,913.32
Total 2800 Convertible Note Payable	**377,631.61**	**381,913.32**
2900 Due to Officer	30,409.75	30,409.75
Total Long-Term Liabilities	**408,041.36**	**412,323.07**
Total Liabilities	**690,557.28**	**754,477.88**
Equity		
3100 Equity and Equivalents		
3200 Paid-In Capital or Surplus	4,463.65	4,463.65
500 Startups SAFE	125,000.00	100,000.00
Common Stock	25,200.00	25,200.00
Preferred Stock		
Preferred Stock (converted)	1,155,536.00	1,155,536.00
Preferred Stock (sold)	655,129.00	655,129.00
Total Preferred Stock	**1,810,665.00**	**1,810,665.00**
SAFE 2016-2017	264,069.00	
Total 3100 Equity and Equivalents	**2,229,397.65**	**1,940,328.65**
3300 Retained Earnings	-2,583,118.56	-2,452,615.25
Net Income	-297,358.88	-130,503.31
Total Equity	**-651,079.79**	**-642,789.91**
TOTAL LIABILITIES AND EQUITY	**$39,477.49**	**$111,687.97**

Statement of Cash Flows

January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-297,358.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1500 Accounts Receivable	2,486.00
2100 Accounts Payable	65,167.65
Bank Financing:3561(3207) Capital One	5,382.66
Bank Financing:WF Bus Card 4862 (was 7609)	-471.91
WF Bus Line 1566	-9.68
2300 Accrued Liabilities	-2,700.00
2400 Deferred Revenue	-7,715.54
2700 Accrued investor interest	750.00
Accrued investor interest:2.5% Accrued Quarterly Revenue	10,343.99
Accrued investor interest:Interest on Full Non-Conv Note@6% Int	-4,264.12
Loan Payable:Brian Burt	-100,000.00
Loan Payable:Loan Payable - Ayo Oum Shanti	4,166.68
Loan Payable:Loan Payable - Larry Colero	-12,543.65
Loan Payable:Loan Payable - Underdog	-20,000.00
Payroll Liabilities:CA PIT / SDI	353.74
Payroll Liabilities:Federal Taxes (941/944)	1,901.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-57,152.89**
Net cash provided by operating activities	**-354,511.77**
FINANCING ACTIVITIES	
Convertible Note Payable:Full Non-Convertible Note @ 6% Int	-4,281.71
Equity and Equivalents:500 Startups SAFE	25,000.00
Equity and Equivalents:SAFE 2016-2017	264,069.00
Net cash provided by financing activities	**284,787.29**
NET CASH INCREASE FOR PERIOD	**-69,724.48**
Cash at beginning of period	100,537.97
CASH AT END OF PERIOD	**$30,813.49**